Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2015
Earnings available for fixed charges, as defined:
Net income	$184,452
Tax expense based on income	113,523
Fixed charges (a)	104,554
Earnings available for fixed charges, as defined	$402,529
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$90,733
Estimated interest cost within rental expense	3,150
Amortization of net debt premium, discount, and expenses	10,671
Total fixed charges, as defined	$104,554
Ratio of earnings to fixed charges	3.85
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,267
Adjustment to pretax basis	1,395
$3,662

Combined fixed charges and preferred stock dividend requirements	$108,216
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.72

(a)	Includes net interest related to uncertain tax positions.